EXHIBIT 99.1

Source: Ruanyun Edai Technology Inc.

July 11, 2025 08:30 ET

Ruanyun Edai Technology Signs Strategic Partnership with Confucius Institute at Prince Sultan University to Scale HanLink Across Saudi Arabia

Nanchang, China, July 11, 2025 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (“Ruanyun” or the “Company”) (NASDAQ: RYET), a leading AI-powered education technology company in China, today announced the signing of a strategic cooperation agreement (the “Agreement”) with the Confucius Institute at Prince Sultan University (“PSU”). The Agreement advances HanLink, the Company’s innovative Chinese language learning platform, from its initial market entry to the core digital infrastructure of Saudi Arabia’s first national online Confucius Institute and embeds the platform into PSU’s accredited Chinese language curriculum.

Ruanyun has formalized this strategic cooperation agreement with PSU only two months after HanLink’s May 20 launch in Saudi Arabia. The Agreement integrates Ruanyun’s AI-powered content and analytics with the Confucius Institute’s pedagogical leadership, creating a blended, full-scenario learning ecosystem that serves students, teachers, and cultural enthusiasts nationwide.

Under the three-year Agreement, the parties will jointly build and operate a dedicated online Confucius Institute platform that delivers certified Chinese courses, rich cultural programming, and professional development for local educators. HanLink will be embedded immediately into PSU’s Chinese elective courses, enhancing classroom interactivity, personalizing learning pathways, and streamlining teacher-student feedback loops. At the same time, both parties will co-develop leveled, localized teaching materials and assessments tailored to Saudi learners across all age groups and proficiency levels.

To kick off the strategic collaboration, the Confucius Institute at PSU and Ruanyun will co-host a pilot Summer 2025 Chinese Language Program. Children aged nine to eleven and adult learners will participate in two-week immersion camps and conversational courses delivered by PSU instructors using the HanLink App. The program combines twelve hours of AI-driven content and technical support from Ruanyun with interactive self-study modules. Upon completion, participants will receive dual-branded certificates featuring the logos of both organizations, underscoring the joint commitment to quality and innovation.

Yan Fu, Founder and CEO of Ruanyun, remarked, “Our collaboration with the Confucius Institute at Prince Sultan University represents a major milestone in our vision to democratize Chinese language learning through artificial intelligence. By aligning HanLink’s adaptive technology with PSU’s academic excellence, we are establishing a scalable, culturally immersive educational model that will reach learners across the Kingdom.”

About the Confucius Institute at Prince Sultan University

The Confucius Institute at Prince Sultan University, located in Riyadh, Saudi Arabia, promotes Chinese language education and cultural exchange through accredited courses, teacher training programs, and community outreach initiatives. It serves as a vital bridge between Saudi and Chinese societies, fostering mutual understanding and collaboration.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an innovative AI-driven education technology company dedicated to transforming the K-12 education landscape in China. By leveraging proprietary AI-powered solutions, the Company provides intelligent learning tools, assessment platforms, and adaptive learning systems that enhance academic performance and streamline educational processes. Committed to modernizing education, the Company empowers schools, teachers, and students with cutting-edge teaching, learning, and evaluation tools through the integration of AI and the internet, fostering a more efficient and effective learning model. For more information, please visit: http://www.ruanyun.net/, https://investors.ruanyun.net/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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